UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 30 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC – 996 Greenwood Ave NE Atlanta GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Lease Updates

New Lease Agreements; Renewals

The following Series either entered into a lease agreement (“Lease Agreement”) with a new tenant or renewed with an existing tenant for its underlying Property. See the Master Series Table included as Exhibit A hereto for updated leasing status.

Series	Address
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	68 Irwin Street NE, Unit #4, Atlanta, GA 30312
Landa App 3 LLC- 24 Ditmars Street Brooklyn NY LLC	24 Ditmars Street, Unit #1 Brooklyn NY 11221

Property Vacancies; Lease Non-Renewals

The following Series’ Property is either vacant or the tenant has not renewed. See the Master Series Table included as Exhibit A hereto for updated leasing status.

Series	Address

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
A	Master Series Table

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2022

LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)($)	Monthly Rental Income(2)($)	Monthly Property Tax($)		Monthly Insurance Expense($)	Monthly Management Fee*
1.	Landa Series 6696 Mableton Parkway	Closed	6/27/2022	11/09/2022	100,000	505,527	3,980	315		188	8%
2.	Landa Series 996 Greenwood Ave NE (4)	Open	6/27/2022	-	15,425	392,126.64	4,156	1,969		1,187	8%
3.	Landa Series 24 Ditmars Street	Open	6/27/2022	-	43,854	883,408.13	10,545	362	(3)	289	5%
4.	Landa Series 1363 Hancock Street (5)	Open	6/27/2022	-	32,680	894,320.88	12,800	1,073	(3)	570	5%
5.	Landa Series 132 Cornelia Street	Open	6/27/2022	-	40,816	776,063.18	9.003	491	(3)	269	5%
6.	Landa Series 368 Irwin Street NE	Open	6/27/2022	-	55,026	442,093.48	8,671	226		212	8%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Reflected as of up to two (2) business days prior to the date of this Offering Circular. Each Series is offering up to a maximum of 100,000 Shares.

(2)	The Monthly Rental Income amount reflects the aggregate monthly rental payment payable under the lease agreements or expected monthly rental amounts for apartment units included in the Property, assuming a 100% occupancy rate for the Property, determined as of the date of this Offering Circular. See “Description of the Properties” for more information.

(3)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(4)	This Property has one or more apartment units that are currently vacant. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on such unleased apartment units until the Manager enters into a new lease agreement with a tenant for such units.

(5)	The tenant occupying Unit #2F is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on this apartment unit until the Manager enters into a new lease agreement with a tenant.